BNY MELLON ETF INVESTMENT ADVISER, LLC
201 Washington Street

Boston, Massachusetts 02108

February 27, 2023

BNY Mellon ETF Trust
-BNY Mellon Sustainable U.S. Equity ETF
240 Greenwich Street
New York, New York 10286

Re: Fee Waiver

To Whom It May Concern:

Effective March 1, 2023, BNY Mellon ETF Investment Adviser, LLC (the "Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon Sustainable U.S. Equity ETF (the "Fund"), a series of BNY Mellon ETF Trust (the "Trust"), as follows:

The Adviser, has contractually agreed, until at least March 1, 2024, to waive receipt of a portion of its management fee in the amount of 0.10% of the value of the fund's average daily net assets. Prior to March 1, 2024, this waiver agreement may only be terminated by the fund's board. On or after March 1, 2024, the Adviser may terminate this waiver agreement at any time.

This Agreement may only be amended by agreement of the Trust, on behalf of the Fund, upon the approval of the Board of Trustees of the Trust and the Adviser to lower the net amounts shown and may only be terminated prior to March 1, 2024 in the event of termination of the Management Agreement between the Adviser and the Trust with respect to the Fund.

BNY MELLON ETF INVESTMENT ADVISER, LLC

By:/s/ Sarah Kelleher

Sarah Kelleher

Secretary

Accepted and Agreed To:

BNY MELLON ETF TRUST

On Behalf of BNY Mellon Sustainable U.S. Equity ETF

By:/s/ James Windels

James Windels

Treasurer